# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PROFIRE ENERGY INC, CIK 0001289636
CUSIP: 74316X101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 321 SOUTH 1250 WEST, SUITE 1, LINDON, Utah (UT), 84042
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: citizenship or place of organization: Delaware (DE); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN), and Special Situations Fund III QP, L.P. (SSFQP). (CAYMAN and SSFQP will hereafter be referred to as the Funds).

## Item 1. Issuer
Name of issuer: PROFIRE ENERGY INC
Address of issuer's principal executive offices: 321 SOUTH 1250 WEST, SUITE 1, LINDON, UTAH, 84042

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN) and Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP). (CAYMAN and SSFQP, will hereafter be referred to as the Funds). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN. Greenhouse and Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence: 527 Madison Avenue, Suite 2600, New York, NY 10022.
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 0 shares of common stock of the Issuer (the Shares) held by CAYMAN and 0 Shares held by SSFQP. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN. Greenhouse and Stettner are members of MGP, the general partner of SSFQP. Greenhouse and Stettner are also controlling principals of AWM.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (02/07/2025)